

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2018

Michael T. Cartwright
Chairman and Chief Executive Officer
AAC Holdings, Inc.
200 Powell Place
Brentwood, TN 37027

      Re: AAC Holdings, Inc.
           Registration Statement on Form S-3
           Filed June 8, 2018
           File No. 333-225536

Dear Mr. Cartwright:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

                    Division of Corporation Finance
                    Office of Telecommunications